

September 24, 2021

Michael T. Pugh
President and Chief Executive Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

> **Re: Carver Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2021**
> **File No. 333-259551**

Dear Mr. Pugh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance